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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            UGLY DUCKLING CORPORATION
                                (Name of Issuer)

                            UGLY DUCKLING CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.001 Par Value Per Share
                         (Title of Class of Securities)

                                   903512 10 1
                    (CUSIP Numbers of Classes of Securities)


                              Jon D. Ehlinger, Esq.
                          General Counsel And Secretary
                            Ugly Duckling Corporation
                          4020 East Indian School Road
                             Phoenix, Arizona 85018
                                 (602) 852-6637


       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                             Steven D. Pidgeon, Esq.
                              Snell & Wilmer L.L.P.
                               One Arizona Center
                           Phoenix, Arizona 85004-2202
                                 (602) 382-6252

         This statement is filed in connection with (check appropriate box):

         a. [ ]     The filing of solicitation materials or an information
                    statement subject to Regulation 14A (Sections
                    240.14a-1 through 240.14b-2), Regulation 14C (Sections
                    240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section
                    240.13e-3(c)) under the Securities Exchange Act of 1934 (the
                    "Act").
         b. [ ]     The filing of a registration statement under the Securities
                    Act of 1933.
         c. [x]     A tender offer.
         d. [ ]     None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]
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                                EXPLANATORY NOTE

         This Amendment No. 1 amends and supplements the Transaction Statement on Schedule 13E-3 initially filed by Ugly Duckling Corporation, a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "Commission") on December 13, 2001 (as amended, the "Schedule 13E-3"). The filing person is the subject company. The Schedule 13E-3 relates to the tender offer by UDC Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of UDC Holdings Corp., to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of the Company at a purchase price of $3.53 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated December 14, 2001 (the "Amended and Restated Offer to Purchase") and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). UDC Holdings is a Delaware corporation wholly owned by Ernest C. Garcia II, the Chairman and majority stockholder of the Company, and Gregory B. Sullivan, the President and Chief Executive Officer of the Company.

         The information set forth in the Amended and Restated Offer to Purchase and the Solicitation / Recommendation Statement on Schedule 14D-9 filed with the Commission by the Company on December 7, 2001 and the amendments thereto filed by the Company with the Commission on December 10, 2001, December 13, 2001 and December 14, 2001, including all schedules and annexes thereto, is hereby expressly incorporated by reference in response to all items of this Schedule 13E-3.

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ITEM 16. EXHIBITS.

         Item 16 of the Schedule 13E-3 is hereby amended and supplemented as follows:


              EXHIBIT                                                 INCORPORATED BY REFERENCE TO
(a)(5)        Revised Recommendation Letter to Stockholders           Exhibit 8 to Amendment No. 3 to Solicitation/
              dated December 14, 2001                                 Recommendation Statement on Schedule 14D-9
                                                                      filed by the Company on December 14, 2001

(a)(18)       Amended and Restated Offer to Purchase, dated           Exhibit (a)(1)(vi) to Amendment No. 5 to the
              December 14, 2001                                       Schedule TO / 13E-3 filed by the Purchaser on
                                                                      December 14, 2001

(a)(19)       Amended and Restated Letter of Transmittal              Exhibit (a)(1)(vii) to Amendment No. 5 to the
              with Substitute Form W-9                                Schedule  TO / 13E-3 filed by the Purchaser with
                                                                      the Commission on December 14, 2001

(a)(20)       Amended and Restated Notice of Guaranteed Delivery      Exhibit (a)(1)(viii) to Amendment No. 5 to the
                                                                      Schedule TO / 13E-3 filed by the Purchaser with the
                                                                      Commission on December 14, 2001

(a)(21)       Notice to Shareholders                                  Exhibit (a)(1)(ix) to Amendment No. 5 to the
                                                                      Schedule TO / 13E-3 filed by the Purchaser with the
                                                                      Commission on December 14, 2001

(a)(22)       Revised Letter to Brokers, Dealers, Commercial Banks,   Exhibit (a)(5)(v) to Amendment No. 5 to the
              Trust Companies and other Nominees                      Schedule TO / 13E-3 filed by the Purchaser with the
                                                                      Commission on December 14, 2001

(a)(23)       Revised Letter to Clients for use by Brokers,           Exhibit (a)(5)(vi) to Amendment No. 5 to the
              Dealers, Commercial Banks, Trust Companies and other    Schedule TO / 13E-3 filed by the Purchaser with the
              Nominees                                                Commission on December 14, 2001

(a)(26)       Amendment No. 3 to Solicitation / Recommendation        Amendment No. 3 to Solicitation / Recommendation
              Statement on Schedule 14D-9                             Statement on Schedule 14D-9 filed by the Company on
                                                                      December 14, 2001

(a)(27)       Amendment No. 5 to Schedule TO / 13E-3                  Amendment No. 5 to Schedule TO / 13E-3 filed by the
                                                                      Purchaser on December 14, 2001

(c)(1)        U.S. Piper Jaffray Presentation Materials               Exhibit 6 to Amendment No. 3 to Solicitation /
              dated December 5, 2001                                  Recommendation Statement on Schedule 14D-9
                                                                      filed by the Company on December 14, 2001
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                                       2
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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                     UGLY DUCKLING CORPORATION, a
                                     Delaware corporation


                                     By:/s/ Jon D. Ehlinger
                                        ----------------------------------------
                                         Jon D. Ehlinger
                                         General Counsel and Secretary

Dated: December 14, 2001



              EXHIBIT                                                 INCORPORATED BY REFERENCE TO
(a)(5)        Revised Recommendation Letter to Stockholders           Exhibit 8 to Amendment No. 3 to Solicitation/
              dated December 14, 2001                                 Recommendation Statement on Schedule 14D-9
                                                                      filed by the Company on December 14, 2001

(a)(18)       Amended and Restated Offer to Purchase, dated           Exhibit (a)(1)(vi) to Amendment No. 5 to the
              December 14, 2001                                       Schedule TO / 13E-3 filed by the Purchaser on
                                                                      December 14, 2001

(a)(19)       Amended and Restated Letter of Transmittal              Exhibit (a)(1)(vii) to Amendment No. 5 to the
              with Substitute Form W-9                                Schedule  TO / 13E-3 filed by the Purchaser with
                                                                      the Commission on December 14, 2001

(a)(20)       Amended and Restated Notice of Guaranteed Delivery      Exhibit (a)(1)(viii) to Amendment No. 5 to the
                                                                      Schedule TO / 13E-3 filed by the Purchaser with the
                                                                      Commission on December 14, 2001

(a)(21)       Notice to Shareholders                                  Exhibit (a)(1)(ix) to Amendment No. 5 to the
                                                                      Schedule TO / 13E-3 filed by the Purchaser with the
                                                                      Commission on December 14, 2001

(a)(22)       Revised Letter to Brokers, Dealers, Commercial Banks,   Exhibit (a)(5)(v) to Amendment No. 5 to the
              Trust Companies and other Nominees                      Schedule TO / 13E-3 filed by the Purchaser with the
                                                                      Commission on December 14, 2001

(a)(23)       Revised Letter to Clients for use by Brokers,           Exhibit (a)(5)(vi) to Amendment No. 5 to the
              Dealers, Commercial Banks, Trust Companies and other    Schedule TO / 13E-3 filed by the Purchaser with the
              Nominees                                                Commission on December 14, 2001

(a)(26)       Amendment No. 3 to Solicitation / Recommendation        Amendment No. 3 to Solicitation / Recommendation
              Statement on Schedule 14D-9                             Statement on Schedule 14D-9 filed by the Company on
                                                                      December 14, 2001

(a)(27)       Amendment No. 5 to Schedule TO / 13E-3                  Amendment No. 5 to Schedule TO / 13E-3 filed by the
                                                                      Purchaser on December 14, 2001

(c)(1)        U.S. Piper Jaffray Presentation Materials               Exhibit 6 to Amendment No. 3 to Solicitation /
              dated December 5, 2001                                  Recommendation Statement on Schedule 14D-9
                                                                      filed by the Company on December 14, 2001
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